Exhibit 99.1

Magna International Inc.

Second Quarter Report

2015

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2015 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2014 included in our 2014 Annual Report to Shareholders.

This MD&A has been prepared as at August 5, 2015.

OVERVIEW

We are a leading global automotive supplier with 319 manufacturing operations and 85 product development, engineering and sales centres in 29 countries. We have over 136,000 employees focused on delivering superior value to our customers through innovative products, processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

HIGHLIGHTS

Basis of Presentation

In the second quarter of 2015, we signed an agreement to sell substantially all of our interiors operations to Grupo Antolin, a leading global supplier of automotive interior systems. The purchase price for the operations, excluding certain assets, is approximately $525 million, subject to customary closing adjustments. We will continue managing our seating operations which are not included in this arrangement. The assets and liabilities, and operating results for the previously reported interiors operations are presented as discontinued operations, and have therefore been excluded from both continuing operations and segment results for all periods presented in the attached financial statements. This Management’s Discussion and Analysis reflects the results of continuing operations, unless otherwise noted.

Operations

North American light vehicle production increased 3% to 4.5 million units and European light vehicle production increased marginally to 5.3 million units, each in the second quarter of 2015 compared to the second quarter of 2014.

We posted sales of $8.13 billion for the second quarter of 2015, a decrease of $778 million or 9% from the second quarter of 2014. The weakening of certain currencies against our U.S. dollar reporting currency, in particular the euro and Canadian dollar, once again had a significant impact on our reported sales in the second quarter of 2015. Foreign exchange translation reduced our sales in the second quarter of 2015 by approximately $890 million, as compared to the second quarter of 2014. Excluding the negative impact of foreign currency translation, sales increased 1% in the second quarter of 2015, compared to the second quarter of 2014.

Our Adjusted EBIT(1) decreased 6% to $677 million in the second quarter of 2015, compared to the second quarter of 2014.

•                  North America: Adjusted EBIT of $525 million for the second quarter of 2015 declined 3% compared to $539 million for the second quarter of 2014. Segment total sales declined modestly in the second quarter of 2015 compared to the second quarter of 2014.

•                  Europe: Adjusted EBIT of $120 million for the second quarter of 2015 declined 16% or $23 million from the second quarter of 2014, while segment total sales declined 21% from the second quarter of 2014 to the second quarter of 2015.

•                  Asia:  Adjusted EBIT was $31 million in the second quarter of 2015, compared to $41 million for the second quarter of 2014. Segment total sales declined modestly in the second quarter of 2015 compared to the second quarter of 2014.

•                  Rest of World: Our Adjusted EBIT loss of $8 million for the second quarter of 2015 compared to an Adjusted EBIT loss of $11 million in the second quarter of 2014. Segment total sales declined 26% to $125 million for the second quarter of 2015 compared to the second quarter of 2014.

1 We believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

Investment

Subsequent to the second quarter of 2015, we signed an agreement to acquire the Getrag Group of Companies (“Getrag”), one of the world’s largest suppliers of transmissions. Getrag has an 80-year history in transmissions and is a technology leader, offering a range of transmission systems. The purchase price for 100% of the equity of Getrag is approximately €1.75 billion. This represents an enterprise value of approximately €2.45 billion less proportionate net debt and proportionate pension liabilities, which together are estimated to be approximately €700 million at closing. The purchase price is subject to working capital and other customary purchase price adjustments. The transaction is subject to customary closing conditions including regulatory approval, and is expected to close near the end of 2015.

FINANCIAL RESULTS SUMMARY

During the second quarter of 2015, we posted sales of $8.13 billion, a decrease of 9% from the second quarter of 2014. This lower sales level was substantially a result of a decrease in reported U.S. dollar sales due to the weakening of foreign currencies against the U.S. dollar. Comparing the second quarter of 2015 to 2014:

•                  North American vehicle production increased 3% and our North American production sales increased 1% to $4.58 billion;

•                  European vehicle production increased marginally but our European production sales decreased 23% to $1.83 billion;

•                  Asian production sales increased marginally to $390 million;

•                  Rest of World production sales decreased 23% to $125 million;

•                  Complete vehicle assembly volumes decreased 17% and sales decreased 26% to $607 million; and

•                  Tooling, engineering and other sales decreased 10% to $599 million.

During the second quarter of 2015, we earned income from continuing operations before income taxes of $726 million compared to $704 million for the second quarter of 2014. Excluding other (income) expense, net (“Other Income” or “Other Expense”), as discussed in the “Other Income” section, income from continuing operations before income taxes decreased $46 million primarily as a result of:

•                  the negative impact of foreign exchange translation from the weakening of foreign currencies, including the euro and Canadian dollar, against the U.S. dollar;

•                  lower recoveries associated with scrap steel;

•                  higher launch costs;

•                  operational inefficiencies at certain facilities;

•                  higher warranty costs of $3 million;

•                  higher incentive compensation;

•                  lower equity income;

•                  a $1 million net decrease in valuation gains in respect of ABCP; and

•                  net customer price concessions subsequent to the second quarter of 2014.

These factors were partially offset by:

•                  incremental margin earned on new programs that launched during or subsequent to the second quarter of 2014;

•                  costs incurred related to a fire at a body and chassis facility in North America, during the second quarter of 2014;

•                  the expiration, at the end of 2014, of our consulting agreements with Frank Stronach;

•                  decreased commodity costs;

•                  a lower amount of employee profit sharing; and

•                  productivity and efficiency improvements at certain facilities.

During the second quarter of 2015, net income attributable to Magna International Inc. from continuing operations was $538 million, an increase of $19 million compared to the second quarter of 2014 and diluted earnings per share from continuing operations increased $0.11 to $1.29 for the second quarter of 2015 compared to the second quarter of 2014. Other Income and Other Expense, after tax, as discussed in the “Other Income” section impacted net income attributable to Magna International Inc. from continuing operations and diluted earnings per share from continuing operations as follows:

	For the three months ended June 30,
	2015		2014
	Net Income	Diluted	Net Income	Diluted
	Attributable	Earnings	Attributable	Earnings
	to Magna	per Share	to Magna	per Share

Other (income) expense	$(57)	$(0.14)	$11	$0.02
Income tax effect	15	0.04	(1)	—
	$(42)	$(0.10)	$10	$0.02

Excluding the $42 million positive impact for the second quarter of 2015 and the $10 million negative impact for the second quarter of 2014, net income attributable to Magna International Inc. from continuing operations for the second quarter of 2015 decreased $33 million compared to the second quarter of 2014.

Excluding the $0.10 per share positive impact for the second quarter of 2015 and the $0.02 per share negative impact for the second quarter of 2014, diluted earnings per share from continuing operations decreased $0.01, as a result of the decrease in net income attributable to Magna International Inc. from continuing operations partially offset by a decrease in the weighted average number of diluted shares outstanding during the second quarter of 2015. The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to the second quarter of 2014, pursuant to our normal course issuer bids.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; international conflicts; labour relations issues; regulatory requirements; trade agreements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors together with other factors affecting our performance such as: operational inefficiencies; costs incurred to launch new or takeover business; price reduction pressures from our customers; warranty and recall costs; commodities and scrap prices; restructuring, downsizing and other significant non-recurring costs; and the financial condition of our supply base, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2014, and remain substantially unchanged in respect of the second quarter ended June 30, 2015.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the six months
	ended June 30,				ended June 30,
	2015	2014	Change		2015	2014	Change
1 Canadian dollar equals U.S. dollars	0.813	0.917	-	11%	0.811	0.912	-	11%
1 euro equals U.S. dollars	1.107	1.371	-	19%	1.118	1.371	-	18%
1 British pound equals U.S. dollars	1.533	1.683	-	9%	1.525	1.669	-	9%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and six months ended June 30, 2015 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED JUNE 30, 2015

Sales

	For the three months
	ended June 30,
	2015	2014	Change
Vehicle Production Volumes (millions of units)
North America	4.546	4.412	+	3%
Europe	5.347	5.325		—
Sales
External Production
North America	$4,583	$4,519	+	1%
Europe	1,829	2,360	-	23%
Asia	390	389		—
Rest of World	125	163	-	23%
Complete Vehicle Assembly	607	817	-	26%
Tooling, Engineering and Other	599	663	-	10%
Total Sales	$8,133	$8,911	-	9%

External Production Sales - North America

Reported external production sales in North America increased 1% or $64 million to $4.58 billion for the second quarter of 2015 compared to $4.52 billion for the second quarter of 2014, primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2014, including the:

•                  Ford Transit;

•                  Ford Edge;

•                  Mercedes-Benz C-Class;

•                  Ford Mustang; and

•                  Chevrolet Colorado and GMC Canyon.

This factor was partially offset by:

•                  a $175 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  lower production volumes on certain existing programs;

•                  programs that ended production during or subsequent to the second quarter of 2014;

•                  net divestitures subsequent to the second quarter of 2014, which negatively impacted sales by $27 million; and

•                  net customer price concessions subsequent to the second quarter of 2014.

External Production Sales - Europe

Reported external production sales in Europe decreased 23% or $531 million to $1.83 billion for the second quarter of 2015 compared to $2.36 billion for the second quarter of 2014, primarily as a result of:

•                  a $444 million decrease in reported U.S. dollar sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the euro and Czech koruna;

•                  lower production volumes on certain existing programs;

•                  programs that ended production during or subsequent to the second quarter of 2014; and

•                  net customer price concessions subsequent to the second quarter of 2014.

These factors were partially offset by the launch of new programs during or subsequent to the second quarter of 2014.

External Production Sales - Asia

Reported external production sales in Asia increased $1 million to $390 million for the second quarter of 2015 compared to $389 million for the second quarter of 2014, primarily as a result of the launch of new programs during or subsequent to the second quarter of 2014, primarily in China and India.

This factor was partially offset by:

•                  lower production volumes on certain existing programs;

•                  a $4 million decrease in reported U.S. dollar sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the South Korean won; and

•                  net customer price concessions subsequent to the second quarter of 2014.

External Production Sales - Rest of World

Reported external production sales in Rest of World decreased 23% or $38 million to $125 million for the second quarter of 2015 compared to $163 million for the second quarter of 2014, primarily as a result of:

•                  lower production volumes on certain existing programs; and

•                  a $40 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the second quarter of 2014, primarily in Brazil; and

•                  net customer price increases subsequent to the second quarter of 2014.

Complete Vehicle Assembly Sales

	For the three months
	ended June 30,
	2015	2014	Change

Complete Vehicle Assembly Sales	$607	$817	-	26%

Complete Vehicle Assembly Volumes (Units)	28,343	34,299	-	17%

Reported complete vehicle assembly sales decreased $210 million, to $607 million for the second quarter of 2015 compared to $817 million for the second quarter of 2014 and assembly volumes decreased 17% or 5,956 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a $146 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar; and

•                  a decrease in assembly volumes for the MINI Countryman.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other Sales

Reported tooling, engineering and other sales decreased 10% or $64 million to $599 million for the second quarter of 2015 compared to $663 million for the second quarter of 2014.

In the second quarter of 2015, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford F-Series and F-Series SuperDuty;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Ford Edge;

•                  Honda Pilot;

•                  MINI Countryman;

•                  Lincoln MKX; and

•                  Chevrolet Cruze.

In the second quarter of 2014, the major programs for which we recorded tooling, engineering and other sales were the:

•                  BMW X4;

•                  MINI Countryman;

•                  Ford Transit;

•                  Mercedes-Benz M-Class;

•                  Lincoln MKC;

•                  Dodge Challenger;

•                  QOROS 3; and

•                  Acura TL.

The weakening of certain foreign currencies against the U.S. dollar, including the euro and Canadian dollar had an unfavourable impact of $80 million on our reported tooling, engineering and other sales.

Cost of Goods Sold and Gross Margin

	For the three months
	ended June 30,
	2015	2014
Sales	$8,133	$8,911

Cost of goods sold
Material	5,124	5,664
Direct labour	541	555
Overhead	1,297	1,407
	6,962	7,626
Gross margin	$1,171	$1,285

Gross margin as a percentage of sales	14.4%	14.4%

Reported cost of goods sold decreased $664 million to $6.96 billion for the second quarter of 2015 compared to $7.63 billion for the second quarter of 2014. Reported U.S. dollar cost of goods sold decreased due to the weakening of foreign currencies against the U.S. dollar, including the euro, Canadian dollar and Czech koruna. Excluding the effect of foreign exchange translation, costs of goods sold increased primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales;

•                  lower recoveries associated with scrap steel;

•                  higher launch costs; and

•                  operational inefficiencies at certain facilities.

These factors were partially offset by:

•                  costs incurred related to a fire at a body and chassis facility in North America, during the second quarter of 2014;

•                  decreased commodity costs; and

•                  productivity and efficiency improvements at certain facilities.

Gross margin decreased $114 million to $1.17 billion for the second quarter of 2015 compared to $1.29 billion for the second quarter of 2014 and gross margin as a percentage of sales was 14.4% for the second quarters of 2015 and 2014. Gross margin as a percentage of sales was positively impacted by:

•                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average;

•                  productivity and efficiency improvements at certain facilities;

•                  costs incurred related to a fire at a body and chassis facility in North America, during the second quarter of 2014;

•                  a decrease in the proportion of sales earned in Europe relative to total sales, which have a lower margin than our consolidated average, primarily due to the weakening of the euro against the U.S. dollar;

•                  decreased commodity costs; and

•                  a lower amount of employee profit sharing.

These factors were partially offset by:

•                  operational inefficiencies at certain facilities;

•                  lower recoveries associated with scrap steel;

•                  higher launch costs; and

•                  higher warranty costs.

Depreciation and Amortization

Depreciation and amortization costs decreased $13 million to $198 million for the second quarter of 2015 compared to $211 million for the second quarter of 2014. The lower depreciation and amortization was primarily as a result of a decrease in reported U.S. dollar depreciation and amortization largely as a result of the weakening of the euro, Canadian dollar and Russian ruble, each against the U.S. dollar partially offset by higher depreciation related to new facilities.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.3% for the second quarter of 2015 compared to 4.6% for the second quarter of 2014. SG&A expense decreased $59 million to $348 million for the second quarter of 2015 compared to $407 million for the second quarter of 2014 primarily as a result of weakening of the euro, Canadian dollar, Brazilian real and Russian ruble, each against the U.S. dollar and the expiration, at the end of 2014, of our consulting agreements with Frank Stronach partially offset by higher incentive compensation.

Equity Income

Equity income decreased $3 million to $52 million for the second quarter of 2015 compared to $55 million for the second quarter of 2014.

Other (Income) Expense, net

During the second quarter of 2015, we sold our battery pack business to Samsung SDI for proceeds of approximately $120 million, resulting in a gain of $57 million ($42 million after tax).

During the second and first quarters of 2014, we recorded net restructuring charges of $11 million and $22 million ($10 million and $20 million after tax), respectively, in Europe at our exterior systems operations.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense, net.

	For the three months ended June 30,
	Total Sales			Adjusted EBIT
	2015	2014	Change	2015	2014	Change
North America	$4,877	$4,889	$(12)	$525	$539	$(14)
Europe	2,774	3,500	(726)	120	143	(23)
Asia	466	472	(6)	31	41	(10)
Rest of World	125	168	(43)	(8)	(11)	3
Corporate and Other	(109)	(118)	9	9	10	(1)
Total reportable segments	$8,133	$8,911	$(778)	$677	$722	$(45)

Excluded from Adjusted EBIT for the three months ended June 30, 2015 and 2014 were the following Other Income and Other Expense items, which have been discussed in the “Other Income” section.

	For the three months
	ended June 30,
	2015	2014
Europe
Gain on sale	$(57)	$—
Restructuring	—	11
	$(57)	$11

North America

Reported Adjusted EBIT in North America decreased $14 million to $525 million for the second quarter of 2015 compared to $539 million for the second quarter of 2014. Reported U.S. dollar Adjusted EBIT was negatively impacted by the weakening of the Canadian dollar against the U.S. dollar. Excluding the effect of foreign exchange translation, Adjusted EBIT increased primarily as a result of:

•                  costs incurred related to a fire at a body and chassis facility, during the second quarter of 2014;

•                  lower affiliation fees paid to Corporate;

•                  margins earned on higher production sales;

•                  decreased commodity costs;

•                  a lower amount of employee profit sharing;

•                  decreased pre-operating costs incurred at new facilities; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  lower recoveries associated with scrap steel;

•                  higher launch costs;

•                  operational inefficiencies at certain facilities;

•                  higher warranty costs of $4 million; and

•                  net customer price concessions subsequent to the second quarter of 2014.

Europe

Reported Adjusted EBIT in Europe decreased $23 million to $120 million for the second quarter of 2015 compared to $143 million for the second quarter of 2014. Reported U.S. dollar Adjusted EBIT was negatively impacted by the weakening of foreign currencies against the U.S. dollar, including the euro and Czech koruna. Excluding the effect of foreign exchange translation, Adjusted EBIT increased primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  lower affiliation fees paid to Corporate;

•                  decreased commodity costs;

•                  a lower amount of employee profit sharing; and

•                  lower warranty costs of $1 million.

These factors were partially offset by:

•                  higher launch costs;

•                  operational inefficiencies at certain facilities;

•                  lower equity income;

•                  increased pre-operating costs incurred at new facilities; and

•                  net customer price concessions subsequent to the second quarter of 2014.

Asia

Adjusted EBIT in Asia decreased $10 million to $31 million for the second quarter of 2015 compared to $41 million for the second quarter of 2014 primarily as a result of:

•                  increased pre-operating costs incurred at new facilities;

•                  higher launch costs; and

•                  net customer price concessions subsequent to the second quarter of 2014.

These factors were partially offset by:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  higher equity income; and

•                  lower affiliation fees paid to Corporate.

Rest of World

Adjusted EBIT in Rest of World increased $3 million to a loss of $8 million for the second quarter of 2015 compared to a loss of $11 million for the second quarter of 2014 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  a decrease in reported U.S. dollar EBIT loss due to the weakening of the Brazilian real against the U.S. dollar; and

•                  net customer price increases subsequent to the second quarter of 2014.

These factors were partially offset by higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers.

Corporate and Other

Corporate and Other Adjusted EBIT decreased $1 million to $9 million for the second quarter of 2015 compared to $10 million for the second quarter of 2014 primarily as a result of:

•                  a decrease in affiliation fees earned from our divisions;

•                  a greater amount of employee profit sharing;

•                  higher incentive compensation; and

•                  a $1 million net decrease in valuation gains in respect of ABCP.

These factors were partially offset by the expiration, at the end of 2014, of our consulting agreements with Frank Stronach.

Interest Expense, net

During the second quarter of 2015, we recorded net interest expense of $8 million compared to $7 million for the second quarter of 2014. The $1 million increase is primarily as a result of incremental interest expense on the $750 million 3.625% fixed rate Senior Notes issued during the second quarter of 2014 (the “Senior Notes”).

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes increased $22 million to $726 million for the second quarter of 2015 compared to $704 million for the second quarter of 2014. Excluding Other Income and Other Expense, discussed in the “Other Income” section, income from continuing operations before income taxes for the second quarter of 2015 decreased $46 million. The decrease in income from continuing operations before income taxes is the result of the decrease in Adjusted EBIT and the increase in net interest expense, as discussed above.

Income Taxes

	For the three months ended June 30,
	2015		2014
	$	%	$	%
Income taxes as reported	$191	26.3	$185	26.3
Tax effect on Other Income and Other Expense	(15)	—	1	(0.3)
	$176	26.3	$186	26.0

Excluding Other Income and Other Expense, after tax, the effective income tax rate increased to 26.3% for the second quarter of 2015 compared to 26.0% for the second quarter of 2014 primarily as a result of a change in the mix of earnings whereby proportionately more income was earned in jurisdictions with higher income tax rates.

Loss from Discontinued Operations, net of tax

Loss income from discontinued operations, net of tax reflects the results of our interiors operations which have been reclassified to discontinued operations as a result of the agreement, during the second quarter of 2015, for the sale of this business.

	Three months ended
	June 30,
	2015	2014
Sales	$695	$593
Costs and expenses
Cost of goods sold	653	569
Depreciation and amortization	2	12
Selling, general and administrative	29	26
Equity income	(4)	(2)
Income (loss) from discontinued operations before income taxes	15	(12)
Income taxes	70	(3)
Loss from discontinued operations, net of tax	$(55)	$(9)

Loss from discontinued operations, net of tax increased $46 million to $55 million for the second quarter of 2015 compared to $9 million for the second quarter of 2014 primarily as a result of increased income taxes, including $60 million of deferred tax expense relating to timing differences that will become payable upon closing of the transaction partially offset by productivity and efficiency improvements at certain facilities, particularly in North America and lower depreciation costs.

Loss from Continuing Operations Attributable to Non-Controlling Interests

Loss from continuing operations attributable to non-controlling interests was $3 million for the second quarter of 2015 and $nil for the second quarter of 2014.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $483 million for the second quarter of 2015 decreased $27 million compared to the second quarter of 2014. Excluding Other Income and Other Expense, after tax, as discussed in the “Other Income” section, net income attributable to Magna International Inc. decreased $79 million primarily as a result of the decrease in net income from continuing operations before income taxes and the increase in the loss from discontinued operations, net of tax, partially offset by lower income taxes, as discussed above.

Earnings per Share (restated)

	For the three months
	ended June 30,
	2015	2014	Change
Basic earnings per Common Share
Continuing operations	$1.31	$1.20	+	9%
Attributable to Magna International Inc.	$1.18	$1.18		—
Diluted earnings per Common Share
Continuing operations	$1.29	$1.18	+	9%
Attributable to Magna International Inc.	$1.16	$1.16		—
Weighted average number of Common Shares outstanding (millions)
Basic	409.8	433.2	-	5%
Diluted	415.4	439.2	-	5%

Diluted earnings per share from continuing operations increased $0.11 to $1.29 for the second quarter of 2015 compared to $1.18 for the second quarter of 2014. Other Income and Other Expense, after tax, positively impacted diluted earnings per share from continuing operations by $0.10 in the second quarter of 2015 and negatively impacted diluted earnings per share from continuing operations by $0.02 in the second quarter of 2014 as discussed in the “Other Income” section. Excluding the $0.10 per share positive impact for the second quarter of 2015 and the $0.02 per share negative impact for the second quarter of 2014, diluted earnings per share from continuing operations decreased $0.01, as a result of the decrease in net income attributable to Magna International Inc. from continuing operations partially offset by a decrease in the weighted average number of diluted shares outstanding during the second quarter of 2015.

The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to the second quarter of 2014, pursuant to our normal course issuer bids.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended June 30,
	2015	2014	Change

Net income from continuing operations	$535	$519
Items not involving current cash flows	176	227
	711	746	$(35)
Changes in operating assets and liabilities	(271)	(136)
Cash provided from operating activities	$440	$610	$(170)

Cash flow from operations before changes in operating assets and liabilities decreased $35 million to $711 million for the second quarter of 2015 compared to $746 million for the second quarter of 2014. The decrease in cash flow from operations was due to a $51 million decrease in items not involving current cash flows partially offset by a $16 million increase in net income from continuing operations. Items not involving current cash flows are comprised of the following:

	For the three months
	ended June 30,
	2015	2014

Depreciation and amortization	$198	$211
Amortization of other assets included in cost of goods sold	27	40
Deferred income taxes	11	(11)
Other non-cash charges	9	9
Equity income in excess of dividends received	(12)	(22)
Non-cash portion of Other Income	(57)	—
Items not involving current cash flows	$176	$227

Cash invested in operating assets and liabilities amounted to $271 million for the second quarter of 2015 compared to $136 million for the second quarter of 2014. The change in operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended June 30,
	2015	2014

Accounts receivable	$5	$(52)
Inventories	(143)	(81)
Prepaid expenses and other	2	(7)
Accounts payable	(15)	108
Accrued salaries and wages	(119)	(107)
Other accrued liabilities	2	(20)
Income taxes payable/receivable	(3)	23
Changes in operating assets and liabilities	$(271)	$(136)

The increase in inventories was primarily due to increased tooling inventory to support upcoming launches. The decrease in accrued salaries and wages was primarily due to employee profit sharing payments.

Capital and Investment Spending

	For the three months
	ended June 30,
	2015	2014	Change

Fixed asset additions	$(361)	$(362)
Investments and other assets	(41)	(48)
Fixed assets, investments and other assets additions	(402)	(410)
Proceeds from disposition	118	16
Cash used in discontinued operations	(9)	(36)
Cash used for investment activities	$(293)	$(430)	$137

Fixed assets, investments and other assets additions

In the second quarter of 2015, we invested $361 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2015 was for manufacturing equipment for programs that will be launching subsequent to the second quarter of 2015.

In the second quarter of 2015, we invested $41 million in other assets related primarily to fully reimbursable tooling and engineering costs for programs that launched during the second quarter of 2015 or will be launching subsequent to the second quarter of 2015.

Proceeds from disposition

In the second quarter of 2015, the $118 million of proceeds include cash related to the sale of our battery pack business to Samsung SDI.

Financing

	For the three months
	ended June 30,
	2015	2014	Change

Increase in bank indebtedness	$1	$—
Issues of debt	16	763
Issues of Common Shares on exercise of stock options	7	12
Repayments of debt	(11)	(15)
Repurchase of Common Shares	(5)	(575)
Dividends paid	(90)	(79)
Cash used for financing activities	$(82)	$106	$(188)

Cash dividends paid per Common Share were $0.22 for the second quarter of 2015, for a total of $90 million.

Financing Resources

	As at	As at
	June 30,	December 31,
	2015	2014	Change

Liabilities
Bank indebtedness	$77	$30
Long-term debt due within one year	167	183
Long-term debt	796	812
	1,040	1,025
Non-controlling interests	10	14
Shareholders’ equity	9,050	8,659
Total capitalization	$10,100	$9,698	$402

Total capitalization increased by $402 million to $10.10 billion at June 30, 2015 compared to $9.70 billion at December 31, 2014, primarily as a result of a $391 million increase in shareholders’ equity and a $15 million increase in liabilities.

The increase in shareholders’ equity was primarily as a result of the $948 million of net income earned in the first six months of 2015.

These factors were partially offset by:

•                  the $375 million net unrealized loss on translation of our net investment in operations whose functional currency is not the U.S. dollar;

•                  $179 million of dividends paid during the first six months of 2015; and

•                  the $67 million net unrealized loss on cash flow hedges.

Cash Resources

During the second quarter of 2015, our cash resources increased by $64 million to $1.16 billion as a result of the cash provided from operating activities partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at June 30, 2015, we had term and operating lines of credit totalling $2.52 billion of which $2.21 billion was unused and available.

On April 24, 2015, our $2.25 billion revolving credit facility maturing June 20, 2019 was extended to June 22, 2020. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 5, 2015 were exercised:

Common Shares	410,979,525
Stock options (i)	9,220,638
420,200,163

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2015 that are outside the ordinary course of our business. Refer to our MD&A included in our 2014 Annual Report.

RESULTS OF OPERATIONS — FOR THE SIX MONTHS ENDED JUNE 30, 2015

Sales

	For the six months
	ended June 30,
	2015	2014	Change

Vehicle Production Volumes (millions of units)
North America	8.656	8.530	+	1%
Europe	10.574	10.444	+	1%

Sales
External Production
North America	$8,808	$8,729	+	1%
Europe	3,724	4,706	-	21%
Asia	793	757	+	5%
Rest of World	256	320	-	20%
Complete Vehicle Assembly	1,207	1,654	-	27%
Tooling, Engineering and Other	1,117	1,200	-	7%
Total Sales	$15,905	$17,366	-	8%

External Production Sales - North America

External production sales in North America increased 1% or $79 million to $8.81 billion for the six months ended June 30, 2015 compared to $8.73 billion for the six months ended June 30, 2014 primarily as a result of:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2014, including the:

•                  Ford Transit;

•                  GM full-size pickups and SUVs;

•                  Ford Mustang;

•                  Chrysler 200; and

•                  Mercedes-Benz C-Class.

This factor was partially offset by:

•                  lower production volumes on certain existing programs;

•                  a $336 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  net divestitures subsequent to the second quarter of 2014, which negatively impacted sales by $50 million;

•                  programs that ended production during or subsequent to the six months ended June 30, 2014; and

•                  net customer price concessions subsequent to the six months ended June 30, 2014.

External Production Sales - Europe

External production sales in Europe decreased 21% or $982 million to $3.72 billion for the six months ended June 30, 2015 compared to $4.71 billion for the six months ended June 30, 2014 primarily as a result of:

•                  a $872 million decrease in reported U.S. dollar sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the euro, Russian ruble and Czech koruna;

•                  lower production volumes on certain existing programs;

•                  programs that ended production during or subsequent to the six months ended June 30, 2014; and

•                  net customer price concessions subsequent to the six months ended June 30, 2014.

These factors were partially offset by the launch of new programs during or subsequent to the six months ended June 30, 2014, including the Ford Transit.

External Production Sales - Asia

External production sales in Asia increased 5% or $36 million to $793 million for the six months ended June 30, 2015 compared to $757 million for the six months ended June 30, 2014 primarily as a result of the launch of new programs during or subsequent to the six months ended June 30, 2014, primarily in China and India.

This factor was partially offset by:

•                  lower production volumes on certain existing programs;

•                  a $12 million decrease in reported U.S. dollar sales primarily as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi and South Korean won;

•                  programs that ended production during or subsequent to the six months ended June 30, 2014; and

•                  net customer price concessions subsequent to the second quarter of 2014.

External Production Sales - Rest of World

External production sales in Rest of World decreased 20% or $64 million to $256 million for the six months ended June 30, 2015 compared to $320 million for the six months ended June 30, 2014 primarily as a result of:

•                  lower production volumes on certain existing programs;

•                  a $66 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real; and

•                  programs that ended production during or subsequent to the six months ended June 30, 2014.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the second quarter of 2014, primarily in Brazil; and

•                  net customer price increases subsequent to the six months ended June 30, 2014.

Complete Vehicle Assembly Sales

	For the six months
	ended June 30,
	2015	2014	Change

Complete Vehicle Assembly Sales	$1,207	$1,654	-	27%

Complete Vehicle Assembly Volumes (Units)	55,686	69,957	-	20%

Complete vehicle assembly sales decreased 27%, or $447 million, to $1.21 billion for the six months ended June 30, 2015 compared to $1.65 billion for the six months ended June 30, 2014 and assembly volumes decreased 20% or 14,271 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a $276 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar; and

•                  a decrease in assembly volumes for the MINI Countryman.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales decreased 7% or $83 million to $1.12 billion for the six months ended June 30, 2015 compared to $1.20 billion for the six months ended June 30, 2014.

In the six months ended June 30, 2015, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford F-Series and F-Series SuperDuty;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Ford Edge;

•                  MINI Countryman;

•                  Skoda Fabia;

•                  Honda HR-V and Vezel; and

•                  Honda Pilot.

In the six months ended June 30, 2014, the major programs for which we recorded tooling, engineering and other sales were the:

•                  BMW X4;

•                  MINI Countryman;

•                  Ford Transit;

•                  QOROS 3;

•                  Mercedes-Benz M-Class;

•                  Ford Mustang;

•                  Honda Fit;

•                  Peugeot RCZ; and

•                  Chrysler 200.

The weakening of certain foreign currencies against the U.S. dollar, including the euro, Canadian dollar and Czech koruna had an unfavourable impact of $153 million on our reported tooling, engineering and other sales.

Segment Analysis

	For the six months ended June 30,
	Total Sales			Adjusted EBIT
	2015	2014	Change	2015	2014	Change

North America	$9,334	$9,349	$(15)	$978	$991	$(13)
Europe	5,592	6,991	(1,399)	248	279	(31)
Asia	929	922	7	73	68	5
Rest of World	258	329	(71)	(12)	(24)	12
Corporate and Other	(208)	(225)	17	21	26	(5)
Total reportable segments	$15,905	$17,366	$(1,461)	$1,308	$1,340	$(32)

Excluded from Adjusted EBIT for the six months ended June 30, 2015 and 2014 were the following Other Income and Other Expense items, which have been discussed in the “Other Income” section.

	For the six months
	ended June 30,
	2015	2014

Europe
Gain on sale	$(57)	$—
Restructuring	—	33

	$(57)	$33

North America

Adjusted EBIT in North America decreased $13 million to $978 million for the six months ended June 30, 2015 compared to $991 million for the six months ended June 30, 2014. Reported U.S. dollar Adjusted EBIT was negatively impacted by the weakening of the Canadian dollar against the U.S. dollar. Excluding the effect of foreign exchange translation, Adjusted EBIT increased primarily as a result of:

•                  costs incurred related to a fire at a body and chassis facility, during the second quarter of 2014;

•                  lower affiliation fees paid to Corporate;

•                  margins earned on higher production sales;

•                  higher equity income;

•                  decreased commodity costs;

•                  decreased pre-operating costs incurred at new facilities;

•                  decreased stock-based compensation; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  lower recoveries associated with scrap steel;

•                  higher launch costs;

•                  higher warranty costs of $8 million;

•                  operational inefficiencies at certain facilities; and

•                  net customer price concessions subsequent to the second quarter of 2014.

Europe

Adjusted EBIT in Europe decreased $31 million to $248 million for the six months ended June 30, 2015 compared to $279 million for the six months ended June 30, 2014. Reported U.S. dollar Adjusted EBIT was negatively impacted by the weakening of foreign currencies against the U.S. dollar, including the euro, Czech koruna and Russian ruble. Excluding the effect of foreign exchange translation, Adjusted EBIT increased primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  lower affiliation fees paid to Corporate;

•                  decreased commodity costs; and

•                  lower warranty costs of $4 million.

These factors were partially offset by:

•                  higher launch costs;

•                  lower equity income;

•                  operational inefficiencies at certain facilities;

•                  increased pre-operating costs incurred at new facilities; and

•                  net customer price concessions subsequent to the second quarter of 2014.

Asia

Adjusted EBIT in Asia increased $5 million to $73 million for the six months ended June 30, 2015 compared to $68 million for the six months ended June 30, 2014 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  higher equity income;

•                  a lower amount of employee profit sharing; and

•                  lower affiliation fees paid to Corporate.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  higher launch costs; and

•                  net customer price concessions subsequent to the second quarter of 2014.

Rest of World

Rest of World Adjusted EBIT improved $12 million to a loss of $12 million for the six months ended June 30, 2015 compared to a loss of $24 million for the six months ended June 30, 2014 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  a decrease in reported U.S. dollar EBIT loss due to the weakening of the Brazilian real against the U.S. dollar; and

•                  net customer price increases subsequent to the second quarter of 2014.

These factors were partially offset by higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers.

Corporate and Other

Corporate and Other Adjusted EBIT decreased $5 million to $21 million for the six months ended June 30, 2015 compared to $26 million for the six months ended June 30, 2014 primarily as a result of:

•                  a decrease in affiliation fees earned from our divisions;

•                  increased stock-based compensation;

•                  a greater amount of employee profit sharing; and

•                  a $2 million net decrease in valuation gains in respect of ABCP.

These factors were partially offset by the expiration, at the end of 2014, of our consulting agreements with Frank Stronach.

SUBSEQUENT EVENT

Subsequent to the second quarter of 2015, we signed an agreement to acquire the Getrag Group of Companies, one of the world’s largest suppliers of transmissions. Getrag has an 80-year history in transmissions and is a technology leader, offering a range of transmission systems. The purchase price for 100% of the equity of Getrag is approximately €1.75 billion. This represents an enterprise value of approximately €2.45 billion less proportionate net debt and proportionate pension liabilities, which together are estimated to be approximately €700 million at closing. The purchase price is subject to working capital and other customary purchase price adjustments. The transaction is subject to customary closing conditions including regulatory approval, and is expected to close near the end of 2015.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 16 of our unaudited interim consolidated financial statements for the six months ended June 30, 2015, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2014.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the six months ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: the acquisition of the Getrag group of companies (the “Getrag Transaction”); and the sale of substantially all of our interiors operations to Grupo Antolin (the “Grupo Transaction”). The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production; fluctuations in relative currency values; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating Divisions; our ability to successfully launch material new or takeover business; shifts in market share away from our top customers; inability to grow our business with OEMs; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; impairment charges related to goodwill and long-lived assets; exposure to, and ability to offset, volatile commodities prices;  risk of production disruptions due to natural disasters or other catastrophic events; the security and reliability of our IT systems; legal claims and/or regulatory actions against us, including the ongoing antitrust investigations being conducted by German and Brazilian authorities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; changes in credit ratings assigned to us; the consummation of the Getrag Transaction and the Grupo Transaction; the satisfaction or waiver of conditions to complete the Getrag Transaction and the Grupo Transaction, including obtaining required regulatory approvals; warranty or indemnity obligations to the purchaser in the Grupo Transaction in relation to pre-closing liabilities; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; risks of conducting business in foreign markets, including China, India, Russia, Eastern Europe, Thailand, Brazil, Argentina and other non-traditional markets for us; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to consistently develop innovative products or processes; warranty and recall costs; pension liabilities; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks as a result of an unanticipated deterioration of economic conditions; our ability to achieve future investment returns that equal or exceed past returns;  the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2015	2014	2015	2014

Sales		$8,133	$8,911	$15,905	$17,366

Costs and expenses
Cost of goods sold		6,962	7,626	13,630	14,900
Depreciation and amortization		198	211	392	417
Selling, general and administrative	12	348	407	678	810
Interest expense, net		8	7	18	9
Equity income		(52)	(55)	(103)	(101)
Other (income) expense, net	3	(57)	11	(57)	33
Income from continuing operations before income taxes		726	704	1,347	1,298
Income taxes	7	191	185	358	378
Net income from continuing operations		535	519	989	920
Loss from discontinued operations, net of tax	2	(55)	(9)	(45)	(18)
Net income		480	510	944	902
Loss from continuing operations attributable to non-controlling interests		3	—	4	1
Net income attributable to Magna International Inc.		$483	$510	$948	$903

Basic earnings per share (restated — see note 1):	4
Continuing operations		$1.31	$1.20	$2.42	$2.11
Discontinued operations		(0.13)	(0.02)	(0.11)	(0.04)
Attributable to Magna International Inc.		$1.18	$1.18	$2.31	$2.07

Diluted earnings per share (restated):	4
Continuing operations		$1.29	$1.18	$2.39	$2.08
Discontinued operations		(0.13)	(0.02)	(0.11)	(0.04)
Attributable to Magna International Inc.		$1.16	$1.16	$2.28	$2.04

Cash dividends paid per Common Share (restated)		$0.22	$0.19	$0.44	$0.38

Average number of Common Shares outstanding during the period [in millions] (restated):	4
Basic		409.8	433.2	409.6	436.9
Diluted		415.4	439.2	415.2	443.1

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2015	2014	2015	2014

Net income		$480	$510	$944	$902

Other comprehensive income (loss), net of tax:	14
Net unrealized gain (loss) on translation of net investment in foreign operations		63	100	(375)	(12)
Net unrealized gain (loss) on available-for-sale investments		1	—	2	(1)
Net unrealized (loss) gain on cash flow hedges		(2)	49	(67)	18
Reclassification of net loss on cash flow hedges to net income		21	6	32	5
Reclassification of net loss on pensions to net income		2	2	3	3
Pension and post retirement benefits		—	—	(1)	—
Other comprehensive income (loss)		85	157	(406)	13

Comprehensive income		565	667	538	915
Comprehensive loss attributable to non-controlling interests		3	—	4	1
Comprehensive income attributable to Magna International Inc.		$568	$667	$542	$916

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2015	2014	2015	2014

Cash provided from (used for):

OPERATING ACTIVITIES
Net income from continuing operations		$535	$519	$989	$920
Items not involving current cash flows	5	176	227	351	497
		711	746	1,340	1,417
Changes in operating assets and liabilities	5	(271)	(136)	(620)	(315)
Cash provided from operating activities		440	610	720	1,102

INVESTMENT ACTIVITIES
Fixed asset additions		(361)	(362)	(627)	(565)
Purchase of subsidiaries		—	—	(1)	—
Increase in investments and other assets		(41)	(48)	(78)	(99)
Proceeds from disposition		15	16	39	50
Proceeds on disposal of battery pack business	3	103	—	103	—
Cash used in discontinued operations		(9)	(36)	(41)	(63)
Cash used for investing activities		(293)	(430)	(605)	(677)

FINANCING ACTIVITIES
Increase in bank indebtedness		1	—	70	3
Issues of debt	10	16	763	31	794
Repayments of debt		(11)	(15)	(54)	(85)
Issue of Common Shares on exercise of stock options		7	12	13	37
Repurchase of Common Shares	13	(5)	(575)	(5)	(815)
Dividends		(90)	(79)	(179)	(162)
Cash (used for) provided from financing activities		(82)	106	(124)	(228)

Effect of exchange rate changes on cash and cash equivalents		(1)	30	(77)	6

Net increase (decrease) in cash and cash equivalents during the period		64	316	(86)	203
Cash and cash equivalents, beginning of period		1,099	1,438	1,249	1,551
Cash and cash equivalents of continuing operations, end of period		$1,163	$1,754	$1,163	$1,754

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		June 30,	December 31,
	Note	2015	2014

ASSETS
Current assets
Cash and cash equivalents	5	$1,163	$1,249
Accounts receivable		5,574	5,316
Inventories	6	2,676	2,525
Income taxes receivable		—	13
Deferred tax assets		180	181
Prepaid expenses and other		162	150
Assets held for sale	2	1,096	609
		10,851	10,043

Investments	15	403	379
Fixed assets, net		5,406	5,402
Goodwill		1,272	1,337
Deferred tax assets		145	139
Other assets	8	490	526
Noncurrent assets held for sale	2	—	348
		$18,567	$18,174

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$77	$30
Accounts payable		4,691	4,765
Accrued salaries and wages		637	686
Other accrued liabilities	9	1,447	1,448
Income taxes payable		8	—
Deferred tax liabilities		78	21
Long-term debt due within one year		167	183
Liabilities held for sale	2	624	514
		7,729	7,647

Long-term debt	10	796	812
Long-term employee benefit liabilities	11	524	559
Other long-term liabilities		304	278
Deferred tax liabilities	7	154	171
Long-term liabilities held for sale	2	—	34
		9,507	9,501

Shareholders’ equity
Capital stock
Common Shares [issued: 410,974,525; December 31, 2014 — 410,325,270 (restated)]	13	4,006	3,979
Contributed surplus		94	83
Retained earnings		5,914	5,155
Accumulated other comprehensive loss	14	(964)	(558)
		9,050	8,659

Non-controlling interests		10	14
		9,060	8,673
		$18,567	$18,174

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
	Note	Number	Stated Value	Contributed Surplus	Retained Earnings	AOCI (i)	controlling Interest	Total Equity
		[in millions]

Balance, December 31, 2014		410.3	$3,979	$83	$5,155	$(558)	$14	$8,673
Net income					948		(4)	944
Other comprehensive income						(406)		(406)
Shares issued on exercise of stock options		0.6	17	(4)				13
Exempt share purchase			(1)		(4)			(5)
Release of restricted stock			5	(5)				—
Stock-based compensation expense	12			20				20
Dividends paid		0.1	6		(185)			(179)
Balance, June 30, 2015		411.0	$4,006	$94	$5,914	$(964)	$10	$9,060

		Common Shares					Non-
	Note	Number	Stated Value	Contributed Surplus	Retained Earnings	AOCI (i)	controlling Interest	Total Equity
		[in millions
		(restated)]

Balance, December 31, 2013		442.3	$4,230	$69	$5,011	$313	$16	$9,639
Net income					903		(1)	902
Other comprehensive income						13		13
Issues of shares by subsidiaries
Shares issued on exercise of stock options		2.0	47	(10)				37
Repurchase and cancellation under normal course issuer bid	12	(16.9)	(162)		(638)	(15)		(815)
Release of restricted stock			5	(5)				—
Stock-based compensation expense	11			20				20
Reclassification from liability	11			7				7
Dividends paid		0.1	5		(167)			(162)
Balance, June 30, 2014		427.5	$4,125	$81	$5,109	$311	$15	$9,641

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]         Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following U.S. generally accepted accounting principles [“GAAP”] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2014.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2014 audited consolidated financial statements and notes included in the Company’s 2014 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2015 and the results of operations, changes in equity and cash flows for the three and six-month periods ended June 30, 2015 and 2014.

[b]         Stock Split

On March 25, 2015, the Company completed a two-for-one stock split, which was implemented by way of a stock dividend, whereby shareholders received an additional Common Share for each Common Share held. All equity-based compensation plans or arrangements were adjusted to reflect the issuance of additional Common Shares.

Accordingly, all of the Company’s issued and outstanding Common Shares, incentive stock options, and restricted and deferred stock units have been restated for all periods presented to reflect the stock split. In addition, earnings per Common Share, Cash dividends paid per Common Share, weighted average exercise price for stock options and the weighted average fair value of options granted have been restated for all periods presented to reflect the stock split.

[c]          Discontinued Operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting only occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results.  In the second quarter of 2015, the Company announced the signing of an agreement to sell substantially all of its interiors operations to Grupo Antolin. Accordingly, the assets and liabilities, operating results and operating cash flows for the previously reported interiors operations are presented as discontinued operations separate from the Company’s continuing operations.  Prior period financial information has been reclassified to present the interiors operations as a discontinued operation, and has therefore been excluded from both continuing operations and segment results in these interim consolidated financial statements and the notes to the interim consolidated financial statements, unless otherwise noted.  Refer to Note 2 Discontinued Operations for further information regarding the Company’s discontinued operations.

[d]         Future Accounting Standard

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. In July 2015, the FASB deferred the effective date to annual reporting periods beginning after December 15, 2017 [including interim reporting periods within those periods]. ASU 2014-09 may be adopted using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              DISCONTINUED OPERATIONS

In the second quarter of 2015, the Company entered into an agreement for the sale of substantially all of its interiors operations [“the disposed interiors operations”] to Grupo Antolin. The purchase price for such disposed interiors operations, excluding certain assets, is approximately $525 million, subject to customary closing adjustments. The transaction is expected to close in the third quarter of 2015.  The Company does not anticipate significant continuing involvement with the disposed interiors operations subsequent to the close of the transaction.

The Company determined that the assets and liabilities of the disposed interiors operations met the criteria to be classified as held for sale as of June 30, 2015.  Accordingly, the held for sale assets and liabilities of the disposed interiors operations were reclassified in the consolidated balance sheet at June 30, 2015 to current assets held for sale or current liabilities held for sale, respectively, as the sale of such assets and liabilities is expected within one year, and to current or long-term assets or liabilities held for sale, as appropriate, for prior periods.

The following table summarizes the carrying value of the major classes of assets and liabilities of the discontinued operations which were classified as held for sale as of June 30, 2015:

	June 30,	December 31,
	2015	2014

Cash and cash equivalents	$35	$4
Accounts receivable	446	355
Inventories	240	232
Income taxes receivable	—	3
Prepaid expenses and other	11	10
Deferred tax assets	16	12
Fixed assets, net	273	263
Goodwill	12	12
Investments	41	40
Other assets	22	26
Total assets of the discontinued operations classified as held for sale	$1,096	$957

Bank indebtedness	$8	$3
Accounts payable	413	376
Accrued salaries and wages	48	44
Other accrued liabilities	116	91
Income taxes payable	7	—
Long-term debt due within one year	1	1
Long-term employee benefit liabilities	19	20
Other long-term liabilities	12	12
Deferred tax liabilities	—	1
Total liabilities of the discontinued operations classified as held for sale	$624	$548

Since the estimated purchase price of the disposed interiors operations less costs to sell exceeded the carrying value of such operations as at June 30, 2015, no adjustments to the long-lived assets were necessary.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              DISCONTINUED OPERATIONS (CONTINUED)

A reconciliation of the major classes of line items constituting loss from discontinued operations, net of tax as presented in the statements of income is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Sales	$695	$593	$1,284	$1,143

Costs and expenses
Cost of goods sold	653	569	1,199	1,100
Depreciation and amortization	2	12	13	23
Selling, general and administrative	29	26	54	49
Equity income	(4)	(2)	(8)	(4)
Income (loss) from discontinued operations before income taxes	15	(12)	26	(25)
Income taxes [i]	70	(3)	71	(7)
Loss from discontinued operations, net of tax	$(55)	$(9)	$(45)	$(18)

[i]   Income taxes include $60 million of deferred tax expense relating to timing differences that will become payable upon closing of the transaction.

The interiors operations were previously included within all of the Company’s reporting segments except for Rest of World.

3.              OTHER (INCOME) EXPENSE, NET

		Six months ended
		June 30,
		2015	2014

Second Quarter
Gain on disposal	[a]	$(57)	$—
Restructuring	[b]	—	11

First Quarter
Restructuring	[b]	—	22

		$(57)	$33

For the six months ended June 30, 2015:

[a]         Gain on disposal

During the second quarter of 2015, the company sold its battery pack business to Samsung SDI for gross proceeds of approximately $120 million, resulting in a gain of $57 million [$42 million after tax].

For the six months ended June 30, 2014:

[b]         Restructuring

During the second and first quarters of 2014, the Company recorded net restructuring charges of $11 million and $22 million [$10 million and $20 million after tax], respectively, in Europe at its exterior systems operations.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              EARNINGS PER SHARE

Earnings per share are computed as follows and have been restated to reflect the effect of the Stock Split [note1]:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Income available to Common shareholders:

Net income from continuing operations	$535	$519	$989	$920
Loss from continuing operations attributable to non-controlling interests	3	—	4	1
Net income attributable to Magna International Inc. from continuing operations	538	519	993	921
Loss from discontinued operations	(55)	(9)	(45)	(18)
Net income attributable to Magna International Inc.	$483	$510	$948	$903

Weighted average shares outstanding:

Basic	409.8	433.2	409.6	436.9
Adjustments
Stock options and restricted stock [i]	5.6	6.0	5.6	6.2
Diluted	415.4	439.2	415.2	443.1

[i]       For the six months ended June 30, 2014, diluted earnings per Common Share exclude 0.1 million Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

Earnings per Common Share:

Basic:
Continuing operations	$1.31	$1.20	$2.42	$2.11
Discontinued operations	(0.13)	(0.02)	(0.11)	(0.04)
Attributable to Magna International Inc.	$1.18	$1.18	$2.31	$2.07

Diluted:
Continuing operations	$1.29	$1.18	$2.39	$2.08
Discontinued operations	(0.13)	(0.02)	(0.11)	(0.04)
Attributable to Magna International Inc.	$1.16	$1.16	$2.28	$2.04

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	June 30,	December 31,
	2015	2014

Bank term deposits, bankers’ acceptances and government paper	$1,058	$1,058
Cash	105	191
	$1,163	$1,249

[b]         Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Depreciation and amortization	$198	$211	$392	$417
Amortization of other assets included in cost of goods sold	27	40	50	69
Deferred income taxes	11	(11)	(16)	29
Other non-cash charges	9	9	12	15
Equity income in excess of dividends received	(12)	(22)	(30)	(33)
Non-cash portion of Other Income [note 3]	(57)	—	(57)	—
	$176	$227	$351	$497

[c]          Changes in operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014

Accounts receivable	$5	$(52)	$(472)	$(852)
Inventories	(143)	(81)	(269)	(98)
Prepaid expenses and other	2	(7)	(12)	3
Accounts payable	(15)	108	99	424
Accrued salaries and wages	(119)	(107)	(55)	(13)
Other accrued liabilities	2	(20)	40	141
Income taxes payable	(3)	23	49	80
	$(271)	$(136)	$(620)	$(315)

6.              INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2015	2014

Raw materials and supplies	$838	$846
Work-in-process	240	233
Finished goods	296	338
Tooling and engineering	1,302	1,108
	$2,676	$2,525

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.              INCOME TAXES

During the first quarter of 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, the Company recorded a charge to tax expense of $32 million.

8.              OTHER ASSETS

Other assets consist of:

	June 30,	December 31,
	2015	2014

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$240	$243
Customer relationship intangibles	89	108
Long-term receivables	77	85
Patents and licences, net	30	32
Pension overfunded status	13	13
Unrealized gain on cash flow hedges	9	8
Other, net	32	37
	$490	$526

9.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2015	2014

Balance, beginning of period	$80	$81
Expense, net	8	7
Settlements	(10)	(7)
Foreign exchange and other	(6)	—
Balance, March 31	72	81
Expense, net	10	7
Settlements	(10)	(8)
Foreign exchange and other	1	(1)
Balance, June 30	$73	$79

10.       LONG-TERM DEBT

On April 24, 2015, the Company’s $2.25 billion revolving credit facility maturing June 20, 2019 was extended to June 22, 2020. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Defined benefit pension plan and other	$3	$4	$7	$7
Termination and long service arrangements	5	7	12	16
Retirement medical benefit plan	1	1	1	1
	$9	$12	$20	$24

12.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers] and has been restated to reflect the effect of the Stock Split [note 1]:

	2015			2014
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable
Beginning of period	8,314,658	27.03	4,614,488	9,516,216	20.91	5,694,218
Granted	1,614,336	68.24	—	1,502,600	53.36	—
Exercised	(239,362)	29.49	(239,362)	(1,360,704)	19.75	(1,360,704)
Cancelled	(103,332)	34.30	—	(33,998)	26.10	(12,000)
Vested	—	—	1,965,904	—	—	1,558,768
March 31	9,586,300	33.83	6,341,030	9,624,114	26.12	5,880,282
Exercised	(308,424)	26.33	(308,424)	(592,070)	20.99	(592,070)
Cancelled	(48,906)	46.96	(2)	(21,000)	36.93	—
June 30	9,228,970	34.01	6,032,604	9,011,044	26.43	5,288,212

(i)      The exercise price noted above represents the weighted average exercise price in Canadian dollars.

The weighted average assumptions used in measuring the fair value of stock options granted are as follows:

	Six months ended
	June 30,
	2015	2014
Risk free interest rate	0.97%	1.60%
Expected dividend yield	2.00%	2.00%
Expected volatility	26%	29%
Expected time until exercise	4.6 years	4.5 years
Weighted average fair value of options granted in period [Cdn$] (restated)	$12.84	$11.47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       STOCK-BASED COMPENSATION (CONTINUED)

[b]   Long-term retention program

The following is a continuity of the stock that has not been released to executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers].  The number of shares have been restated to reflect the effect of the Stock Split [note 1]:

	2015		2014
	Number	Stated	Number	Stated
	of shares	value	of shares	value
Awarded and not released, beginning of period	1,174,648	$20	1,460,952	$25
Release of restricted stock	(286,312)	(4)	(286,304)	(5)
Awarded and not released, March 31 and June 30	888,336	$16	1,174,648	$20

[c]          Restricted stock unit program

The following is a continuity schedule of restricted stock unit programs outstanding [number of stock units in the table below are expressed in whole numbers] and has been restated to reflect the effect of the Stock Split [note 1]:

	2015				2014
	Equity	Liability	Equity		Equity	Liability	Equity
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total
Balance, beginning of period	985,278	46,052	303,261	1,334,591	1,263,709	60,238	254,894	1,578,841
Granted	120,958	15,922	12,112	148,992	101,619	16,050	12,630	130,299
Dividend equivalents	424	262	1,009	1,695	505	306	1,058	1,869
Released	(16,518)	—	—	(16,518)	(16,518)	—	—	(16,518)
Balance, March 31	1,090,142	62,236	316,382	1,468,760	1,349,315	76,594	268,582	1,694,491
Granted	93,821	—	9,793	103,614	110,484	2,000	10,714	123,198
Dividend equivalents	475	235	1,199	1,909	467	278	979	1,724
Balance, June 30	1,184,438	62,471	327,374	1,574,283	1,460,266	78,872	280,275	1,819,413

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Incentive Stock Option Plan	$3	$3	$6	$7
Long-term retention	1	1	2	2
Restricted stock unit	6	5	12	10
Total stock-based compensation expense	$10	$9	$20	$19

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       COMMON SHARES

[a]         During the second and first quarters of 2014, the Company repurchased 11,436,362 shares and 5,240,000 respectively, under normal course issuer bids for cash consideration of $575 million and $240 million, respectively [restated to reflect the effect of the Stock Split [note1]].

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 5, 2015 were exercised or converted:

Common Shares	410,979,525
Stock options (i)	9,220,638
420,200,163

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

14.       ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The following is a continuity schedule of accumulated other comprehensive (loss) income:

	2015	2014
Accumulated net unrealized (loss) gain on translation of net investment in foreign operations
Balance, beginning of period	$(255)	$454
Net unrealized loss	(438)	(112)
Repurchase of shares under normal course issuer bid	—	(4)
Balance, March 31	(693)	338
Net unrealized gain	63	100
Repurchase of shares under normal course issuer bid	—	(11)
Balance, June 30	(630)	427
Accumulated net unrealized (loss) gain on cash flow hedges (i)
Balance, beginning of period	(113)	(20)
Net unrealized loss	(65)	(31)
Reclassification of net loss (gain) to net income	11	(1)
Balance, March 31	(167)	(52)
Net unrealized (loss) gain	(2)	49
Reclassification of net loss to net income	21	6
Balance, June 30	(148)	3

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (CONTINUED)

	2015	2014
Accumulated net unrealized loss on pensions (ii)
Balance, beginning of period	(186)	(117)
Net unrealized loss	(1)	—
Reclassification of net loss to net income	1	1
Balance, March 31	(186)	(116)
Reclassification of net loss to net income	2	2
Balance, June 30	(184)	(114)
Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	(4)	(4)
Net unrealized gain (loss)	1	(1)
Balance, March 31	(3)	(5)
Net unrealized gain	1	—
Balance, June 30	(2)	(5)
Total accumulated other comprehensive (loss) income	$(964)	$311

(i)            The amount of income tax benefit (obligation) that has been netted in the accumulated net unrealized (loss) gain on cash flow hedges is as follows:

	2015	2014
Balance, beginning of period	$44	$5
Net unrealized loss	27	10
Reclassifications of net (loss) gain to net income	(5)	1
Balance, March 31	66	16
Net unrealized gain	(1)	(18)
Reclassifications of net loss to net income	(8)	(1)
Balance, June 30	$57	$(3)

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2015	2014
Balance, beginning of period	$36	$14
Reclassification of net loss to net income	—	—
Balance, March 31	36	14
Reclassification of net loss to net income	(1)	—
Balance, June 30	$35	$14

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $80 million [net of income taxes of $31 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	June 30,	December 31,
	2015	2014
Held for trading
Cash and cash equivalents	$1,163	$1,249
Investment in asset-backed commercial paper	83	88
	$1,246	$1,337
Held to maturity investments
Severance investments	$4	$4

Available-for-sale
Equity investments	$6	$5

Loans and receivables
Accounts receivable	$5,574	$5,316
Long-term receivables included in other assets	77	85
	$5,651	$5,401
Other financial liabilities
Bank indebtedness	$77	$30
Long-term debt (including portion due within one year)	963	995
Accounts payable	4,691	4,765
	$5,731	$5,790
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$24	$21
Other assets	9	8
Other accrued liabilities	(125)	(90)
Other long-term liabilities	(93)	(80)
	(185)	(141)
Natural gas contracts
Other accrued liabilities	(1)	(1)
	$(186)	$(142)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the Consolidated Balance Sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the Consolidated Balance Sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts

June 30, 2015
Assets	$32	$32	$—
Liabilities	$(218)	$(32)	$(186)

December 31, 2014
Assets	$30	$28	$2
Liabilities	$(174)	$(28)	$(146)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

Investments

At June 30, 2015, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2014 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$103 million [December 31, 2014 - Cdn$102 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At June 30, 2015, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $6 million, which was based on the closing share price of the investments on June 30, 2015.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

Term debt

The Company’s term debt includes $167 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At June 30, 2015, the total estimated fair value of the Senior Notes was approximately $732 million, determined primarily using active market prices, categorized as Level 1 inputs within the ASC 820 fair value hierarchy.

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For both the three and six-month periods ended June 30, 2015, sales to the Company’s six largest customers represented 83% of the Company’s total sales, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       FINANCIAL INSTRUMENTS (CONTINUED)

[f]           Currency risk and foreign exchange contracts

At June 30, 2015, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	225	1,580
euro amount	60	8
Korean won amount	21,306	—

For U.S. dollars
Peso amount	7,440	27
Korean won amount	30,917	—

For euros
U.S. amount	191	378
GBP amount	4	29
Czech Koruna amount	5,090	—
Polish Zlotys amount	235	—

Forward contracts mature at various dates through 2019. Foreign currency exposures are reviewed quarterly.

16.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and, in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       CONTINGENCIES (CONTINUED)

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until 2017, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]              In September 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office, attended at one of the Company’s operating divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive textile coverings and components, particularly trunk linings.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  In the case of the German Federal Cartel Office, administrative fines are tied to the level of affected sales and the consolidated sales of the group of companies to which the offending entity belongs. At this time, management is unable to predict the duration or outcome of the German and Brazilian investigations, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigations or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 9]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from continuing operations before income taxes; interest expense, net; and other (income) expense, net.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from continuing operations before income taxes:

	Three months ended				Three months ended
	June 30, 2015				June 30, 2014
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$1,576	$1,458		$649	$1,794	$1,659		$596
United States	2,535	2,426		1,291	2,396	2,260		1,079
Mexico	1,054	965		668	1,024	937		584
Eliminations	(288)	—		—	(325)	—		—
	4,877	4,849	$525	2,608	4,889	4,856	$539	2,259
Europe
Western Europe (excluding Great Britain)	2,248	2,183		1,185	2,879	2,804		1,331
Great Britain	102	102		43	97	97		38
Eastern Europe	498	438		467	626	545		619
Eliminations	(74)	—		—	(102)	—		—
	2,774	2,723	120	1,695	3,500	3,446	143	1,988
Asia	466	434	31	664	472	437	41	610
Rest of World	125	125	(8)	69	168	169	(11)	103
Corporate and Other	(109)	2	9	370	(118)	3	10	360
Total reportable segments	8,133	8,133	677	5,406	8,911	8,911	722	5,320
Other income (expense), net			57				(11)
Interest expense, net			(8)				(7)
	$8,133	$8,133	$726	5,406	$8,911	$8,911	$704	5,320
Current assets				10,851				11,100
Investments, goodwill, deferred tax assets, and other assets				2,310				2,558
Noncurrent assets held for sale				—				383
Consolidated total assets				$18,567				$19,361

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SEGMENTED INFORMATION (CONTINUED)

	Six months ended				Six months ended
	June 30, 2015				June 30, 2014
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net

North America
Canada	$3,040	$2,818		$649	$3,398	$3,146		$596
United States	4,794	4,580		1,291	4,584	4,325		1,079
Mexico	2,055	1,882		668	1,984	1,817		584
Eliminations	(555)	—		—	(617)	—		—
	9,334	9,280	$978	2,608	9,349	9,288	$991	2,259
Europe
Western Europe (excluding Great Britain)	4,501	4,373		1,185	5,792	5,654		1,331
Great Britain	195	195		43	189	188		38
Eastern Europe	1,048	927		467	1,215	1,048		619
Eliminations	(152)	—		—	(205)	—		—
	5,592	5,495	248	1,695	6,991	6,890	279	1,988
Asia	929	870	73	664	922	851	68	610
Rest of World	258	258	(12)	69	329	329	(24)	103
Corporate and Other	(208)	2	21	370	(225)	8	26	360
Total reportable segments	15,905	15,905	1,308	5,406	17,366	17,366	1,340	5,320
Other income (expense), net			57				(33)
Interest expense, net			(18)				(9)
	$15,905	$15,905	$1,347	5,406	$17,366	$17,366	$1,298	5,320
Current assets				10,851				11,100
Investments, goodwill, deferred tax assets, and other assets				2,310				2,558
Noncurrent assets held for sale				—				383
Consolidated total assets				$18,567				$19,361

18.       SUBSEQUENT EVENT

Subsequent to the second quarter of 2015, the Company signed an agreement to acquire the Getrag Group of Companies [“Getrag”].  The purchase price for 100% of the equity of Getrag is approximately €1.75 billion, subject to working capital and other customary purchase price adjustments. The transaction is subject to customary closing conditions including regulatory approval, and is expected to close near the end of 2015.

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1-800-564-6253

United States — Common Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, Massachusetts, USA 02021

Telephone:  (781) 575-3120

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange	MG
The New York Stock Exchange	MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.